Collaborative Investment Series Trust 485BPOS

Exhibit 99(h)(xviii)

COLLABORATIVE INVESTMENT SERIES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

RAREVIEW CAPITAL LLC

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) by and between COLLABORATIVE INVESTMENT SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of Rareview Multi-Asset ETF, Rareview Bloomberg Commodity Index ETF and Rareview Humanoid Robotics ETF, (each a “Fund” and collectively, the “Funds”) each a series of the Trust, and Rareview Capital LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to each Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated August 20, 2026 (the “Investment Advisory Agreement”);

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of a share classes’ average daily net assets, to the amounts listed in Appendix A (the “Annual Limit”) for the time periods indicated. In the event that the current Operating Expenses of each Fund, on a class-specific basis, as accrued each month, exceed the respective Annual Limit, the Advisor will, as needed, waive its fees and pay to each Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to each Fund, is defined to include all expenses necessary or appropriate for the operation of each Fund and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, Rule 12b-1 fees, shareholder servicing fees, acquired fund fees and expenses, taxes, leverage/borrowing interest, interest expense, dividends on securities sold short, brokerage or other transactional expenses and extraordinary expenses.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement for three years from the date on which the waiver or reimbursement occurs, if such reimbursement can be achieved within the lesser of the Annual Limit listed in Appendix A or the expense limits in place at the time of recoupment. The Advisor’s right to receive such reimbursement shall survive the termination of either this Agreement or the Investment Advisory Agreement.

4. Term. This Agreement shall become effective on the date specified herein for the minimum duration date as described in Appendix A unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of each Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to each Fund listed in Appendix A if the Investment Advisory Agreement for each Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for each Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

COLLABORATIVE INVESTMENT SERIES TRUST		RAREVIEW CAPITAL LLC

By:	/s/ Gregory Skidmore	By:	/s. Neil Azous
Name:	Gregory Skidmore	Name:	Neil Azous
Title:	President	Title:	Managing Member

Appendix A

Fund	Annualized Percentage of Average Daily Net Assets	Minimum Duration
Rareview Bloomberg Commodity Index ETF	0.49%	January 28, 2028
Rareview Humanoid Robotics ETF	0.75%	January 28, 2028
Rareview Multi-Asset ETF	0.75%	January 28, 2028

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